Exhibit 99.1

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Company”, “ImmunoPrecise” or “IPA”) for the three and nine months ended January 31, 2022, together with the audited consolidated financial statements and accompanying MD&A of the Company for the year ended April 30, 2021. This MD&A is the responsibility of management and was reviewed and approved by the Board of Directors of IPA on March 16, 2022.

The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars, which is the Company’s reporting currency.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

In this MD&A, forward-looking statements include statements regarding: the Company’s future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a party; product development; future revenue growth; research and development initiatives; changes to office locations; general market trends and developments; the timing and results of patent and IND filings, including with respect to the PolyTope TATX-03 cocktail; and the Company’s ability to sustain existing operations.  The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties and are based on certain assumptions, including: the progress, timing and costs related to the execution of the Company’s business plan and strategy; estimates and projections regarding the industry in which the Company operates; the future success of research and development activities; the absence of material changes in general business and economic conditions; estimates regarding the future financing and capital requirements; and the absence of adverse changes in relevant laws and regulations.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements.  Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.

Furthermore, forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GENERAL

The Company was incorporated under the laws of Alberta on November 22, 1983 and is listed on the TSX Venture Exchange (the “TSXV”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s common shares were approved for listing on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA”. Trading on Nasdaq commenced at market open on December 30, 2020. The address of the Company's head office is 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8.

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of five pre-consolidation shares for one post-consolidation share (the “Consolidation”). All references to share and per share amounts in this MD&A have been retroactively restated to reflect the Consolidation.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

OVERVIEW

ImmunoPrecise Antibodies Ltd. is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes and diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies, dynamic scientists and business advisors – to optimize antibody discovery and development against rare and/or challenging epitopes.

The Company offers comprehensive support to its partners starting with customized project design, antigen preparation guided by computational analysis, an on-site vivarium, proprietary immunization services, a broad suite of discovery platforms, high-throughput characterizations, including functional screening, to facilitate lead candidate selection, lead optimization, antibody engineering and manufacturing, all under one contract.

The Company’s depth of experience, innovative technologies, scientific rigor, and focus on quality provide superior one-stop service solutions. This also supports the Company in its goal to reduce the time and risk associated with conventional multi-vendor product development.

The Company has achieved organic revenue growth through market penetration and service diversification in the biologics contract research organization (“CRO”) space, as well as accretive growth through strategic expansion of its operations into Europe, by acquiring and integrating innovative technologies and investing in research and development (“R&D”).

Services

The Company’s capabilities include, but are not limited to, custom antigen modeling, design and manufacturing; proprietary B cell sorting, screening and sequencing; custom, immune and proprietary naïve phage display libraries production and screening; hybridoma discovery and production with multiplexed, high-throughput screening and single clone-picking; expertise with transgenic animals and multi-species antibody discovery; antibody characterization studies such as affinity measurements, functional assays, epitope mapping and binning; bi-specific, single domain (such as variable domain of the heavy chain “VHH”, and variable new antigen receptor “VNAR” (shark)) antibody manufacturing; recombinant cloning and production of antibodies, protein and antibody downstream processing with purification of protein in gram scale levels including characterization and validation; transient and stable cell line generation; antibody engineering, optimization including humanization; and cryopreservation and cryostorage.

The Company’s wholly owned subsidiaries, ImmunoPrecise Antibodies (Canada) Ltd. (“IPA Canada”) and ImmunoPrecise Antibodies (Europe) B.V. (consisting of the former ModiQuest Research B.V. and U-Protein Express B.V.) (“IPA Europe”), have been designated as approved CROs for leading, transgenic animal platforms producing antibodies with human antigen binding domains, along with protein manufacturing. Through IPA Canada and IPA Europe, the Company has made strategic investments in R&D activities to develop proprietary technologies enabling the application of its B cell Select® and DeepDisplay™ platforms to a broad range of species and strains, including transgenic animals.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

Operations of the Company

The Company’s operations are based in Utrecht and Oss, the Netherlands, Victoria, British Columbia, and Fargo, North Dakota.

The Company’s global management, operating out of North America and Europe, is responsible for all global oversight into pipeline development, finances and accounting, sales and marketing, investor communications, and information technology. To support management and the Board of Directors in exercising oversight, the Company implemented an enterprise resource management system (“ERP”) for marketing and sales automation and customer relationship management, as well as accounting and financial reporting, resource planning and project management. Comprehensive operational and management reporting capabilities were implemented to effectively support a geographically dispersed organization allowing managers access to the Company data globally.

The Company’s head office is located in Victoria, British Columbia. The headquarters for the US operations is based in Fargo, North Dakota, and allows the Company to take advantage of a US location that has a significant and diverse economy with a strong history of supporting global life science companies. The site in Fargo was opened in 2018 and serves as the address of ImmunoPrecise Antibodies (ND) Ltd. and ImmunoPrecise Antibodies (USA) Ltd.  and offers the potential for future growth plans in the United States.

IPA Canada operates from Victoria, British Columbia, performing custom antibody generation since its inception. The Company has sought to increase its capabilities at its Victoria location by adding equipment for protein purification and measuring protein binding kinetics and high-throughput label-free protein-protein interactions, enlarging the vivarium, and further developing and improving technologies such as its B cell Select® platform.

Since the acquisitions of U-Protein Express B.V. (“UPE”) and ModiQuest Research B.V. (“MQR”) (now together named IPA Europe), the Company has focused on optimizing its cutting-edge technologies to support the development of novel therapeutic antibodies, bringing an expanded array of capabilities to partners in Europe, North America and the rest of the world. The former MQR team located in Oss added, among other capabilities, in depth expertise in in vitro antibody phage library generation and screening, as well as antibody characterization, including functionality and developability profiling, antibody optimization, including humanization, and antibody engineering to the Company’s extensive service portfolio.

As of January 1, 2021, UPE merged with IPA Europe to form one legal entity. The former UPE team continues its operations in the biotechnology hub of Utrecht and has been operating in the recombinant protein community for close to twenty years. IPA’s Utrecht site specializes in the manufacture of complex proteins and antibodies in a variety of formats, and from a range of mammalian cell types, using its proprietary expression platform rPEx®. Their operations have enabled the successful support of over five thousand different programs for pharmaceutical and biotechnology industries as well as leading, academic institutions.

Research, Development and Therapeutic Discovery Program

CRO services are the main focus of the Company’s business activities, though it also continues to develop an intellectual property portfolio of proprietary methods and physical assets through internal R&D, collaborations, acquisitions and in-licensing. The Company has invested strategically in the development and licensing of antibody discovery technologies and related intellectual property assets. These investments have been enhanced by internal discovery programs focused on novel therapeutic antibodies and vaccines in areas such as oncology, inflammation, neurodegenerative diseases, autoimmunity, atherosclerosis, and COVID-19. These programs diversify the nature of opportunities by which pharmaceutical partners may choose to engage the Company by enabling the in-licensing or sale of later-stage pre-clinical assets.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

In 2019, the Company formed Talem Therapeutics LLC (“Talem”), based in Cambridge, Massachusetts, to support its internal and partnered therapeutic discovery programs, which includes a license for the use of Ligand Pharmaceuticals’ OmniAb® transgenic animals pursuant to a commercial platform license and services agreement dated October 30, 2019. Talem has the right to discover, develop and partner fully human antibodies from these animals. Talem offers strategic and selective partnerships with pharma companies using OmniAb transgenic animals or its alternative therapeutic antibody discovery capabilities available at IPA Canada and IPA Europe. The ability for investors to support individual assets or portfolios generates an asymmetrical opportunity for investments, while avoiding Company shareholder dilution. The depth and speed of the offerings enable Talem to customize each program and leverages the Company’s expertise and technologies in the antibody discovery and development.

STRATEGY AND OUTLOOK

The Company’s management team places an emphasis on initiatives designed to drive revenue, bolster internal assets and maximize shareholder value. The Company aims to continue to build on revenue and asset generation through internal development and well-informed, strategic acquisitions and joint ventures. The Company’s strategy also includes growth through alliances and partnerships, within both its research (Talem) and service sectors, as well as potential new market sectors such as pre-clinical and clinical manufacturing.

The Company’s objective is to continue growing as a preferred partner for therapeutic antibody researchers. Therefore, the Company’s aim is to deliver a comprehensive and integrated continuum of technologically advanced and high-throughput data-driven protein and antibody services to its partners to enable them to bring novel therapies to the clinic faster. The Company intends to continue focusing on the development and refinement of its integrated end-to-end platform, which, when coupled with strong scientific know-how, can help partners navigate through the process of lead candidate advancement. The Company offers customized solutions for antibody discovery while providing details via the project management team to ensure partners have the project data they need, with the security measures required to ensure their peace of mind.

In summer 2022, the Company will move its Utrecht location from its current premises in the Life Science Incubator to new, larger premises within the Utrecht Science Park. In the new location the Company will significantly increase its capacity for protein manufacturing and related services.

In the second half of 2023, the Company will move its Oss location to a new state-of-the-art facility within the Pivot Park campus. The move will increase space by almost 30%.

Both expansions are a strategic commitment to the locations of IPA Europe and will enable the Company to significantly increase capacity, personnel and service offerings to serve the increasing market needs in Europe, North America and Asia.

The Company believes its strategy is supported by growing trends in pharma and finance. Large pharmaceutical companies continue to outsource research, with trends showing an increase on the reliance of external partners to improve the efficiency and cost of development, increase turnaround time, and access advanced and integrated expertise. A report by Objective Capital Partners dated July 3, 2019, titled “CRO Sector Fundamentals Remain Hot for M&A Consolidation” identified several major drivers of the CRO industry growth, including robust biopharmaceutical funding, accelerated drug approval rates, the growing number of clinical trials, and proliferation of biopharmaceutical companies without own internal research and clinical capabilities.

To streamline, many large pharmaceutical companies are limiting the number of external partners that can be contracted. This is particularly promising for those CROs that fill multiple niches in the discovery and manufacturing pipeline, as the Company believes it can do.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

According to a report titled “Global and China Monoclonal Antibody Industry Report, 2019-2025” published in April 2019 on ResearchandMarkets.com, the key industry participants serving the monoclonal antibodies market are Novartis, Merck & Co., Amgen, AbbVie, Johnson & Johnson and Roche.

In May 2020, ResearchandMarkets.com stated in their report “Global Antibody Production Market (2020 to 2025) – Growth, Trends, and Forecasts” that investments by pharma and biotech companies in antibody R&D are expected to increase given the rising prevalence of cancer, autoimmune disease and other chronic diseases. Additionally, a piece on the website for Genetic Engineering & Biotechnology News titled “Antibody Discovery Looks over the Horizon” published on February 7, 2019, stated that antibodies are a mainstay in oncology as physicians move away from other types of therapies such as small molecules. In recent years, the success of key pipeline drugs in the immuno-oncology space have been a key component of the record high capital market funding for the biotechnology sector, according to Objective Capital Partners’ report on the CRO sector fundamentals, as noted above.

The market for therapeutic antibodies was worth US$115 billion in 2018 and according to a study published in the Journal of Biomedical Science in January 2020, it is estimated that the human therapeutic antibody market will grow to US$300 billion in 2025. The biopharmaceuticals sector is the fastest growing pharma sector. While the sale of therapeutic antibodies increased by 93% from US$84 billion in 2014 to nearly US$163 billion in 2019, other recombinant protein therapeutics have remained unchanged over the same period, according to “The Therapeutic Monoclonal Antibody Product Market” published in October 2020, in BioProcess International. Companies are currently sponsoring clinical studies for more than 570 monoclonal antibodies. In recent years, the number of monoclonal antibody drugs approved for commercialization has proliferated, with the 100th monoclonal antibody approved by the United States Food and Drug Administration (“FDA”) as of May 2021 (Nature Reviews Drug Discovery) and a further 17 investigational antibody therapeutics in regulatory review in either the United States or Europe as of June 2021 according to AntibodySociety.org.

The protein and antibody-related service and product market is expected to grow with a CAGR of 6.2% by 2027 to US$5.6 billion, according to GrandViewResearch.com. ResearchandMarkets.com expect the research antibody market size to reach US$5.9 billion by 2028, with a CAGR of 6.4%, with the majority driven by a rise in R&D initiatives by biopharmaceutical and biotechnology companies and government bodies.

COVID-19 R&D

There is an ongoing need for therapeutics to protect against COVID-19 even when a vaccine is available, as vaccines do not provide protection for all individuals. This is particularly true for immunocompromised individuals such as the elderly, cancer patients, individuals with HIV or those undergoing bone marrow and organ transplants, whose immune systems are too weak to mount an effective response upon vaccination. Without 100% protection, important segments of higher exposure risk populations will likely be left unprotected – namely frontline workers and those living in group care.

Therapeutic antibodies are providing breakthrough medicines for cancer, inflammation, autoimmune and infectious diseases due in part to their high on-target affinity and exquisite specificity making them highly efficacious with good safety profiles.

Technological advances in antibody discovery methods such as B cell sorting now enable the rapid and systematic generation of high-quality fully human antibodies from healthy donors, diseased patients, and transgenic animals. Furthermore, when therapeutic antibodies are combined into cocktails, they can provide unique protection against infectious diseases by working synergistically to neutralize pathogens via multiple mechanism of action engaged in concert, boosting potency beyond the sum of their individual components. Single antibodies are vulnerable to mutagenic escape and can be rendered ineffective by a single point mutation in the pathogen. In contrast, antibody cocktails may protect against mutagenic escape because they cover a larger epitope footprint on the pathogen’s surface than possible with a single antibody, providing longer-lasting protection against emerging mutations.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

The Company’s diverse panel of anti-SARS-CoV-2 antibodies with therapeutic potential can be curated into synergistic cocktails, providing opportunities for out-licensing and sponsorship deals which the Company believes would enable it to respond quickly to emerging viral variants as well as formulation into bi- or multi-specifics. The Company has successfully completed pre-clinical studies in Syrian hamsters and could demonstrate powerful in vivo efficacy in both therapeutic and prophylactic settings.

On January 27, 2022, Talem, filed for patent protection of its PolyTope® TATX-03 antibody cocktail via the PCT (Patent Cooperation Treaty) system (which has 154 member states) as well as national filings in the US, Taiwan, Argentina, and Paraguay, enabling the Company to pursue patent protection of the PolyTope TATX-03 cocktail in all sizeable potential markets. In the meantime, the PolyTope TATX-03 remaining non-clinical safety studies are expected to conclude in Q2 of CY2022. At the request of the FDA, the Company has prepared a comprehensive status update demonstrating the performance of PolyTope TATX-03 toward Omicron (B.1.1.529), and other variants of concern, for review. The Company expects that, upon completion of its ongoing studies, the data will enable the Company to file an Investigational New Drug (“IND”) application in Q2/3 of CY2022. The approval of the FDA with respect to the IND application will be required prior to commencing first-in-human clinical studies.

The Company is presently manufacturing clinical batches of the fully human, lead monoclonal antibodies of its TATX-03 cocktail and aims to use the resulting data to support conversations with sponsors, potential partners, and funding agencies. The Company anticipates similar cocktail formulations, including its bi-specific, cocktail formulations, to also follow into pre-clinical testing in the near-term. As result, the Company anticipates that such developments will provide on-going opportunities for commercialization.

OVERALL PERFORMANCE AND LIQUIDITY

The Company continued to emphasize the value of technologically advanced discovery programs utilizing diverse animal repertoires and multiple technologies with unique advantages, while continuing to achieve organic revenue growth through market penetration and service diversification in the biologics CRO space. The Company achieved revenues of $4.8 million during the three months ended January 31, 2022, a 6.6% increase from 2021 revenues of $4.5 million. For the nine months ended January 31, 2022, the Company achieved revenues of $14.1 million, an 8.4% increase over 2021 revenues of $13.0 million.

The Company continues to expand its commitment to R&D initiatives aimed at introducing new technological capabilities through both internal development and external partnerships, including R&D projects related to COVID-19 and other internal programs. At Talem, the Company develops a diverse pipeline of pre-clinical programs with the objective to partner, out-license or sell for further clinical and commercial development. During the three and nine months ended January 31, 2022, the Company invested $1.8 million and $5.8 million, respectively, in R&D.

As of January 31, 2022, the Company had cash on hand of $33.0 million compared to $41.8 million as of April 30, 2021. The Company’s internal forecast indicates the cash on hand is expected to sustain its existing operations, support its Nasdaq and TSXV on-going listing costs and satisfy its obligations for at least one year. The Company may need to raise additional capital to fund its strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends, in part, on the prevailing market conditions and profitability of its operations.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

RESULTS OF OPERATIONS

Comparison of the three months ended January 31, 2022 and 2021

Revenue

	Three Months Ended January 31,
(in thousands)	2022 $	2021 $	Change $	Change %
Project revenue	4,073	3,323	750	22.6%
Product sales revenue	465	1,190	(725)	-60.9%
Cryostorage revenue	277	2	275	13750.0%
Total revenue	4,815	4,515	300	6.6%

The Company achieved revenue of $4.8 million during the three months ended January 31, 2022, a 6.6% increase from the three months ended January 31, 2021.

Project revenue of $4.1 million was $0.8 million, or 22.6%, higher than the same period last year. Growth is driven primarily by the Company’s B cell Select® platform, with expansion in both the number and size of projects under contract leading to revenue increases of $0.7 million.

Product sales during the three months ended January 31, 2022 totaled $0.5 million, a decrease of $0.7 million, or 60.9%, compared to the same period last year. The higher product sales during the three months ended January 31, 2021 relates to the Company’s sale of its first internally generated therapeutic antibody asset. The Company achieved growth of catalog sales of $0.4 million during the three months ended January 31, 2022 as compared to the same period last year. Catalog products include antibodies, enzymes, enzyme activity assays, arthritis animal products, proteins, deiminated proteins, organoid growth factors and hybridoma licensing for research purposes.

Gross Profit

	Three Months Ended January 31,
(in thousands)	2022 $	2021 $	Change $	Change %
Gross profit	2,586	3,562	(976)	-27.4%
% of total revenue	54%	79%

Gross profit totaled $2.6 million during the three months ended January 31, 2022, compared to $3.6 million during the three months ended January 31, 2021. The gross profit margin for the three months ended January 31, 2022 is within management’s expectations given the Company’s consistent method of allocating overhead expense to cost of sales. During the three months ended January 31, 2021 the Company sold its first internally developed therapeutic antibody, the costs for which had been expensed as research in a prior year as required by IFRS. Additionally, gross profit during the three months ended January 31, 2021 was impacted by a correction related to the elimination of intercompany transactions. Further information about the correction can be found in the Summary of Quarterly Results. Excluding these items, gross profit as a percent of total revenue was 51% during the three months ended January 31, 2021.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

Expenses

	Three Months Ended January 31,
(in thousands)	2022 $	2021 $	Change $	Change %
Advertising	228	216	12	5.6%
Amortization and depreciation	638	731	(93)	-12.7%
Asset impairment charge	167	—	167	N/A
Bad debt recovery	7	(2)	9	N/A
Consulting fees	299	124	175	141.1%
Foreign exchange loss	(55)	96	(151)	N/A
Insurance	510	204	306	150.0%
Interest and bank charges	96	91	5	5.5%
Office and general	224	624	(400)	-64.1%
Professional fees	513	692	(179)	-25.9%
Rent	44	57	(13)	-22.8%
Repairs and maintenance	54	29	25	86.2%
Research and development	1,820	—	1,820	N/A
Salaries and benefits	1,789	1,074	715	66.6%
Share-based payments	492	852	(360)	-42.3%
Telephone and utilities	12	23	(11)	-47.8%
Travel	55	12	43	358.3%
Total operating expenses	6,893	4,823	2,070	42.9%

Variances of note in the Company’s expenses for the three months ended January 31, 2022 compared to the three months ended January 31, 2021 include:

•

R&D increased to $1.8 million from nil in 2021, due to the strategic investment in research the Company is undertaking, including the Company’s SARS-CoV-2 PolyTope® cocktail and other research projects. Research expense during the three months ended January 31, 2021 was impacted by a correction related to the elimination of intercompany transactions. Further information on the correction can be found in the Summary or Quarterly Results.

•

Salaries and benefits totaled $1.8 million, compared to $1.1 million during the three months ended January 31, 2021, an increase of $0.7 million. The increase includes the addition of strategic leadership roles, most recently the VP of Marketing and VP of Client Relations to support the Company’s organic growth, routine pay increases, and the addition of director cash compensation effective after the November 2020 Annual General Meeting.

•

Office and general expense totaled $0.2 million compared to $0.6 million during the three months ended January 31, 2021. During the prior year the Company incurred higher exchange and regulatory fees associated with the Nasdaq listing.

•

The Company recorded share-based payments expense of $0.5 million, compared to $0.9 million during the three months ended January 31, 2021. The decrease in expense is primarily due to the vesting of a previous option award granted on September 1, 2020 to officers of the Company. The option plan is aimed at aligning staff to the future Company growth plans.

•

The Company’s insurance costs increased to $0.5 million, compared to $0.2 million during the same period last year. The increase is primarily from D&O insurance premiums related to the Nasdaq listing on December 30, 2020.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

Other Income / Expense

	Three Months Ended January 31,
(in thousands)	2022 $	2021 $	Change $
Accretion	(21)	(78)	57
Grant income	36	—	36
Subsidy income	—	122	(122)
Interest and other income	160	12	148
Unrealized foreign exchange gain	514	—	514
Total other income (expense)	689	56	633

The Company recorded other income of $0.7 million during the three months ended January 31, 2022, compared to other income of $0.1 million during the three months ended January 31, 2021. The most noteworthy variance is the unrealized foreign exchange gain of $0.5 million compared to nil during the three months ended January 31, 2021, a result of currency revaluations of held US dollars at the current quarter-end exchange rate. There were no significant US dollars held as of January 31, 2021.

Net Loss

The Company recorded a net loss of $3.8 million during the three months ended January 31, 2022, compared to a net loss of $1.3 million for the three months ended January 31, 2021. The $2.5 million increased net loss is primarily due to the Company’s investment in R&D and salaries and benefits to support the Company’s strategic plans and operations.

Comparison of the nine months ended January 31, 2022 and 2021

Revenue

	Nine Months Ended January 31,
(in thousands)	2022 $	2021 $	Change $	Change %
Project revenue	12,652	11,328	1,324	11.7%
Product sales revenue	1,177	1,700	(523)	-30.8%
Cryostorage revenue	296	7	289	4128.6%
Total revenue	14,125	13,035	1,090	8.4%

The Company achieved revenue of $14.1 million during the nine months ended January 31, 2022, an 8.4% increase from the nine months ended January 31, 2021. The Company achieved revenue growth across all three operating sites in Victoria, Oss, and Utrecht.

Project revenue growth is driven primarily by the Company’s B cell Select® platform, which increased by $1.5 million compared to the nine months ended January 31, 2021.

The Company achieved growth of catalog product sales of $0.6 million during the nine months ended January 31, 2022. Product sales during the nine months ended January 31, 2021 reflect the sale of an internally generated therapeutic antibody asset for $1.2 million, resulting in a net decrease in product sales of $0.5 million compared to the prior year.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

Gross Profit

	Nine Months Ended January 31,
(in thousands)	2022 $	2021 $	Change $	Change %
Gross profit	7,667	8,761	(1,094)	-12.5%
% of total revenue	54%	67%

Gross profit totaled $7.7 million during the nine months ended January 31, 2022, compared to $8.8 million during the nine months ended January 31, 2021. The gross profit margin for the nine months ended January 31, 2022 is within management’s expectations given the Company’s consistent method of allocating overhead costs to cost of sales. During the nine months ended January 31, 2021, the Company sold its first internally developed therapeutic antibody, the costs for which had been expensed as research in a prior year as required by IFRS. Excluding the effect of this sale, gross profit as a percent of total revenue was 64% for the nine months ended January 31, 2021.

Expenses

	Nine Months Ended January 31,
(in thousands)	2022 $	2021 $	Change $	Change %
Advertising	589	505	84	16.6%
Amortization and depreciation	1,948	2,125	(177)	-8.3%
Asset impairment charge	167	—	167	N/A
Bad debt recovery	(17)	(23)	6	N/A
Consulting fees	650	318	332	104.4%
Foreign exchange loss	(16)	142	(158)	N/A
Insurance	1,470	301	1,169	388.4%
Interest and bank charges	258	398	(140)	-35.2%
Management fees	—	269	(269)	-100.0%
Office and general	748	980	(232)	-23.7%
Professional fees	1,135	1,113	22	2.0%
Rent	114	147	(33)	-22.4%
Repairs and maintenance	161	184	(23)	-12.5%
Research and development	5,787	1,358	4,429	326.1%
Salaries and benefits	4,633	3,925	708	18.0%
Share-based payments	2,297	1,426	871	61.1%
Telephone and utilities	35	51	(16)	-31.4%
Travel	169	42	127	302.4%
Total operating expenses	20,128	13,261	6,867	51.8%

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

Variances of note in the Company’s expenses for the nine months ended January 31, 2022 compared to the nine months ended January 31, 2021 include:

•	R&D costs totaled $5.8 million (2021 - $1.4 million), a $4.4 million increase from 2021, largely related to the Company’s SARS-CoV-2 PolyTope® cocktail.
•	The Company’s insurance costs increased to $1.5 million (2021 - $0.3 million), primarily from D&O insurance premiums related to the Nasdaq listing.
•

The Company recorded share-based payments expense of $2.3 million in 2021 (2021 - $1.4 million). The increase was primarily due to expense recorded for an option award made January 6, 2021 to officers and employees of the Company. The option plan is aimed at aligning staff to the future Company growth plans.

•

Salaries and benefits totaled $4.6 million (2021 - $3.9 million). The increase includes the addition of strategic leadership roles, most recently the VP of Marketing and VP of Client Relations to support the Company’s organic growth, routine pay increases and the addition of director cash compensation effective after the November 2020 Annual General Meeting.

•	Consulting fees totaled $0.7 million in 2022 (2021 - $0.3 million). The Company expanded its use of consultants related to research and development and capital markets.
•

Management fees were nil in 2022 (2021 - $0.3 million) as the Company made its final profit-sharing payment related to the acquisition of UPE in 2021 and no longer has a contracted general manager at the Utrecht site.

•

Office and general expenses of $0.7 million (2021 - $1.0 million) were lower than prior year due higher exchange and regulatory fees associated with the Nasdaq listing during the nine months ended January 31, 2021.

Other Income / Expense

	Nine Months Ended January 31,
(in thousands)	2022 $	2021 $	Change $
Accretion	(65)	(287)	222
Grant income	36	1,881	(1,845)
Subsidy income	20	396	(376)
Interest and other income	170	557	(387)
Unrealized foreign exchange gain	821	(30)	851
Total other income (expense)	982	2,517	(1,535)

The Company recorded other income of $1.0 million during the nine months ended January 31, 2022, compared to other income of $2.5 million in 2021 made up of:

•

Accretion expense of $0.1 million compared to $0.3 million during the prior year. The company retired its final obligation related to deferred acquisition payments on May 3, 2020 and recorded no accretion expense during the three months ended January 31, 2022 as a result of those obligations.

•

Grant income of $0.04 million and subsidy income of $0.02 million from COVID-19 programs compared to $1.9 million and $0.4 million, respectively, in the prior year. See Footnote 17 of the condensed interim financial statements for the three and nine months ended January 31, 2022 for further information on government grants and subsidies.

•	Interest and other income of $0.2 million compared to $0.6 million in the prior year was lower due to receipt of a subsidy from a partner, and Paycheck Protection Program loan forgiveness in 2021.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

•

Unrealized foreign exchange gain of $0.8 million compared to a loss of $0.03 million in the prior year was a result of currency revaluation of held US dollars at the current quarter-end exchange rate. There were no significant US dollars held as of January 31, 2021.

Net Loss

The Company recorded a net loss of $12.1 million during the nine months ended January 31, 2022, compared to net loss of $2.3 million for the nine months ended January 31, 2021. The $9.8 million increased loss is primarily due to the Company’s increased investment in R&D, increased D&O insurance expense related to being listed on Nasdaq, increased use of consultants and professional services and other operating expenses, lower grant and subsidy income and non-cash share-based payments offset.

Change in net loss during the nine months ended January 31, 2022

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
(in thousands, except share data)	January 31, 2022	October 31, 2021	July 31, 2021	April 30, 2021
Total revenue	4,815	4,722	4,587	4,877
Cost of sales	2,229	2,147	2,082	2,100
Gross profit	2,586	2,575	2,505	2,777
Operating expenses	6,893	7,263	5,971	5,877
Other income (expenses)	689	(131)	424	(913)
Income taxes	208	190	188	1,021
Net loss	(3,826)	(5,009)	(3,230)	(5,034)
Basic and diluted loss per share*	(0.20)	(0.26)	(0.17)	(0.29)

	Three Months Ended ($)
(in thousands, except share data)	January 31, 2021	October 31, 2020	July 31, 2020	April 30, 2020
Total revenue	4,516	4,755	3,765	4,145
Cost of sales	954	1,966	1,355	2,201
Gross profit	3,562	2,789	2,410	1,944
Operating expenses	4,824	5,054	3,384	3,510
Other income (expenses)	56	1,855	606	82
Income taxes	89	54	181	(538)
Net loss	(1,295)	(464)	(549)	(946)
Basic and diluted loss per share*	(0.08)	(0.03)	(0.04)	(0.01)

*The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants.

Revenue

The Company achieved revenue of $4.8 million during the three months ended January 31, 2022, in line with previous quarters.

Gross Profit

The Company’s annual gross profit margins have historically been in the 54-64% range, which is in line with management’s expectation.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

During the three months ended January 31, 2021, the Company’s gross profit margin of 79% was primarily the result of a notable sale of an internally generated therapeutic antibody for $1.2 million. The costs related to this sale were expensed in a prior fiscal year. As previously reported, during the past eight quarters the Company improved its accounting and financial reporting systems, culminating in the full implementation of a new ERP system effective for the fiscal year 2021. While the system was used for the full fiscal year 2021, its implementation was complicated by travel restrictions due to COVID-19. These complications, along with the new processes and procedures, caused the Company to miscalculate eliminations of intercompany transactions, primarily related to internal research and development sales to Talem. The miscalculation was corrected in the three months ended January 31, 2021, resulting in a reduction to cost of sales of $0.6 million and research and development expense of $0.3 million. Excluding the impact of the correcting entry and the sale of an internally generated therapeutic antibody, gross profit margin would have been 51% during the three months ended January 31, 2021.

The gross profit margins of 47% for the three months ended April 30, 2020 was the result of year-end accounting entries to allocate expenses to cost of sales.

Historically, allocations of overhead to cost of sales were estimated and periodically adjusted. Leveraging the new ERP system, beginning the three months ended April 30, 2021, the Company implemented a process for consistent monthly overhead allocations.

Operating Expense

The Company’s operating expenses have trended up over the last six quarters as the Company prepared for and completed the Nasdaq listing, invested in research and development, and awarded additional stock options increasing share-based payment costs. During the eight quarters the Company added key leaders and technical employees to the team to aid in executing the Company’s strategies increasing salaries and benefit expense.

Other Income (Expense)

During the year ended April 30, 2021, the Company received $1.9 million in grant income related to COVID-19 research, along with government subsidies of $0.8 million. During the past four quarters the Company recorded unrealized foreign exchange (losses) or gains related to US dollar bank accounts of $0.5 million, ($0.1 million), $0.4 million and ($1.0 million) for the periods ended January 31, 2022, October 31, 2021, July 31, 2021 and April 30, 2021, respectively.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed interim consolidated financial statements and accompanying notes for the three and nine months ended January 31, 2022.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted operating EBITDA is net loss.

The Company defines adjusted operating expenses as operating expenses before taxes, interest, share-based compensation, depreciation, amortization, accretion, foreign exchange loss, and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The most directly comparable IFRS measure to adjusted operating expenses is operating expenses.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2022 $	2021 $	2022 $	2021 $
Net loss	(3,826)	(1,294)	(12,065)	(2,307)
Income taxes	208	89	586	324
Amortization and depreciation	949	936	2,843	2,822
Accretion	21	78	65	287
Asset impairment charge	167	—	167	—
Foreign exchange realized loss (gain)	(55)	96	(16)	142
Interest expense	86	91	234	398
Interest and other income	(160)	(12)	(170)	(557)
Unrealized foreign exchange loss (gain)	(514)	—	(821)	30
Share-based payments	492	852	2,297	1,426
Adjusted EBITDA	(2,632)	836	(6,880)	2,565

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2022 $	2021 $	2022 $	2021 $
Operating expenses	(6,893)	(4,823)	(20,128)	(13,261)
Amortization and depreciation	638	731	1,948	2,125
Asset impairment charge	167	—	167	—
Foreign exchange loss (gain)	(55)	96	(16)	142
Interest expense	86	91	234	398
Share-based payments	492	852	2,297	1,426
Adjusted Operating Expenses	(5,565)	(3,053)	(15,498)	(9,170)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board of Directors, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

On December 11, 2020, the Company filed a $150 million shelf registration statement with the TSXV and the SEC under which the Company may offer for sale, from time to time, either separately or together in any combination, equity, debt, or other securities described in the shelf registration statement through the 25-month expiration period.

On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company, at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million, net proceeds less underwriting discounts and commissions of U.S. $19.6 million.

On February 10, 2021, Company also issued an additional 242,443 common shares at a price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million, net proceeds less underwriting discounts and commissions of U.S. $3.0 million.

In connection with the public offering, the Company issued underwriter warrants to purchase 130,111 common shares with an exercise price of U.S. $16.81, or 125% of the public offering price with an expiry date of February 3, 2026.

As of January 31, 2022, the Company held cash of $33.0 million (April 30, 2021 – $41.8 million) and had working capital of $33.4 million (April 30, 2021 – $42.8 million). During the nine months ended January 31, 2022, the cash used in operating activities was $8.1 million. As part of the investing activities, the Company made equipment purchases of $0.9 million. As part of the financing activities, the Company received $0.5 million from issuing common shares, and incurred lease repayments of $0.7 million.

As of January 31, 2022, the Company has an annual commitment of €0.7 million related to a lease agreement for a new facility for its Utrecht, the Netherlands location, and an estimated annual commitment of €0.5 million related to a lease agreement to lease a new facility for its Oss, the Netherlands location. The Company has also entered into an agreement advancing the Company’s SARS-CoV-2 PolyTope® Cocktail, with a current obligation of US$8.0 million over the next six months.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

On October 13, 2021, the Company established an at-the-market (“ATM”) equity offering facility. An ATM Agreement was entered into with H.C. Wainwright & Co., LLC as sole sales agent (“Agent”). The Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company having an aggregate gross sales price of up to U.S. $50 million. See Footnote 14 of the condensed interim financial statements for the three and nine months ended January 31, 2022 for further information on the ATM Facility.

Although the Company is a going concern and, according to management’s estimates, has sufficient cash reserves to sustain existing operations for at least one year, the Company does not have cash reserves to fund all its strategic future growth and expansion plans. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of common shares or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company’s assets or curtail or discontinue the Company’s operations.

CAPITAL EXPENDITURES

The Company made equipment purchases of $0.9 million during the nine months ended January 31, 2022 (2021 - $0.9 million).

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

OUTSTANDING SHARE DATA

The Company’s outstanding share information as of March 16, 2022 is as follows:

Security	Number	Exercise Price	Expiry date
Issued and outstanding common shares	19,461,190	NA	NA
Stock options	131,900	$1.50	September 18, 2022
Stock options	30,000	$5.05	January 3, 2023
Stock options	140,000	$3.25	February 7, 2023
Stock options	8,000	$2.35	April 3, 2023
Stock options	19,000	$5.05	September 24, 2023
Stock options	20,000	$7.50	November 7, 2023
Stock options	210,000	$4.75	December 31, 2023
Stock options	60,000	$4.10	January 11, 2024
Stock options	50,000	$5.00	October 1, 2024
Stock options	270,000	$5.00	September 1, 2025
Stock options	240,000	$7.14	January 6, 2026
Stock options(1)	10,000	$2.375	May 9, 2026
Stock options	45,000	$8.50	August 5, 2026
Stock options	28,250	$8.50	January 2, 2026
Stock options	338,000	$20.30	January 7, 2027
Stock options	39,000	$7.72	January 7, 2027
Warrants	636,383	$3.50	March 26, 2022
Warrants(1)	130,111	$16.81	February 3, 2026
Convertible Debenture	301,647	$4.25	May 15, 2022
Convertible Debenture	8,235	$4.25	May 22, 2022
Total	22,176,716
(1)	Priced in USD.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in preparation of the consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2021.

ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted no new accounting standards during the nine months ended January 31, 2022.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JANUARY 31, 2022

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed Disclosure & Procedures, or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to CEO and CFO by others within the Company, and such disclosure procedures are effective to perform the function for which they were established; in order to provide reasonable assurance that:

•	material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•

information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

In connection with National Instrument 52-109 - Certificate of Disclosure in Issuer’s Annual and Interim Filings, the Chief Financial Officer of the Company has filed a 52-109F2 Certificate of Interim Filings, Full Certificate relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three and nine months ended January 31, 2022 and this accompanying MD&A.

For further information, the reader should refer to the Company’s Certificate of Interim Filings and the Annual Filings on SEDAR at www.sedar.com and SEC at www.sec.gov.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, convertible debentures, and leases..  The fair value of investment is determined based on “Level 3” inputs which consist of unobservable inputs to the valuation methodology used. As at January 31, 2022, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, deferred payments, and convertible debentures approximate their fair values because of their nature and relatively short maturity dates or durations.

RISKS AND UNCERTAINTIES

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. A detailed description of the risks and uncertainties pertaining to the Company’s operations can be found in the Company’s Annual Information Form for the fiscal year ended April 30, 2021. The Company is not aware of any significant changes to the risks and uncertainties disclosed at that time.

The Company’s Annual Information Form can be found on SEDAR at www.sedar.com and SEC at www.sec.gov.

FURTHER INFORMATION:

Additional information relating to the Company can be found on SEDAR at www.sedar.com and SEC at www.sec.gov.